Archer Daniels Midland Company 4666 Faries Parkway Decatur, Il 62526

April 22, 2009

VIA FACSIMILE (202)772-9368 and filed on EDGAR
Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:           Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009
Response Letter Dated March 10, 2009
File No. 001-00044

Dear Mr. Hiller:

This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to your comment letter dated March 25, 2009.  The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended June 30, 2008

Note 4.  Inventories and Derivatives, Page 47

1.	We are considering your response to prior comments one and two in your letter dated March 10, 2009. Please provide us with the following additional information:

a.
Identify the specific commodities that you carry at market value; indicate the extent to which these are inventories for which you are unable to determine costs, and explain the reasons you do not know the costs.

Response

The Company’s agricultural commodity inventory accounted for at market value principally consists of soybeans, corn, vegetable oil and meal, wheat, cocoa beans, and canola.  The Company values these inventories at market due to its inability to determine appropriate approximate cost, because of deferred pricing contracts and physical commingling arrangements.  In addition, the Company’s systems do not track historical cost information for these inventories.  Developing systems to track and accumulate historical inventory cost would be cost prohibitive and would not be beneficial to management due to the operational nature of these businesses, which require real-time management of net commodity positions (inventory, forward purchase and sale contracts, and futures and option contracts) based on market values which can (and do) fluctuate significantly.

b.	Tell us where you record the changes in the market value of these commodities on your Consolidated Statements of Earnings.

Response

The Company records changes in the market value of its commodity inventories in Cost of Products Sold in its Consolidated Statement of Earnings.

c.
Tell us the quantities and values of inventories that you purchased and accounted for at market value subsequently which were later resold with little or no further processing for each fiscal year reported, compared to those you process further and then sell.

Response

The following table sets forth the approximate quantities of agricultural commodities accounted for at market value that were purchased by the Company for its fiscal years ending June 30, 2008, 2007 and 2006. Percentages provided represent the approximate portion of the total purchased quantity that was resold with little or no further processing and the approximate portion that was processed by the Company, based on measurable throughput at the Company’s processing facilities. Due to market price fluctuations during the year, monthly inventory market valuation adjustments, and deferred pricing arrangements, the Company is unable to assign values to the quantities and percentages shown below.  However, the Company believes the percentages shown below are proportionate to the value of the purchases.

	ADM Agricultural Commodities Accounted for at Market
	For the year ending June 30,
	2008	2007	2006

Quantity purchased, in millions of metric tons	115.5	105.6	99.6
% Resold with little or no further processing	86%	86%	84%
% Processed by ADM	14%	14%	16%

d.	Clarify when and under what circumstances your agricultural commodity inventories move from one reportable segment to other segments.

Response

The Company’s Oilseeds Processing and Corn Processing segments and its wheat and cocoa processing divisions primarily operate their own procurement functions, through which the majority of their agricultural commodity inventories are purchased from third parties.  The Company’s Agricultural Services segment buys, stores, cleans and transports agricultural commodities for resale to third parties, and to a lesser extent, for transfer to the Company’s processing segments.  A relatively small portion of the commodity requirements for the Company’s processing segments is supplied by the Agricultural Services segment. Commodities are transferred from Agricultural Services to processing segments on a market-priced, arm’s-length basis daily, weekly, or as needed to meet production requirements.  Processing segments generally have minimal storage capacity in relation to processing capacity.  We refer you to Note 14 in the Company’s 2008 Annual Report which indicates that intersegment sales by the Agricultural Services segment represented approximately $3 billion, or less than 5% of total cost of products sold.

e.
Tell us how you account for your agricultural commodity inventories once these inventories enter a processing stage, clarifying the point at which you terminate fair value accounting for inventories that are processed into products which are not immediately marketable and fungible.

Response

Some of the Company’s processed products incur little or no processing and continue to meet the ARB 43, Chapter 4, Statement 9 (ARB 43) criteria, and therefore the Company continues to account for these processed products at market.  In cases when the commodity has incurred more than a minor amount of processing or no longer meets all three criteria of ARB 43, market value inventory accounting is terminated.  In such cases, the market value of the commodity input at the time it enters a processing stage is treated as its cost, and such value is not adjusted for subsequent market price changes, other than any required lower of cost or market adjustments.

f.
Tell us the typical amount of time that your various agricultural commodity inventories are held, and indicate whether they are available for immediate delivery to your customer at all times during this period.

Response

The Company’s agricultural commodity inventories are made up of interchangeable units which cannot practically be tracked to determine the average time held.  In addition, inventory being stored for third parties is customarily stored in the same storage bins as Company-owned inventory.  The Company generally buys, sells, and processes commodities on a more or less continuous basis, with receipts and shipments of inventory typically occurring many times during a reporting period. These factors make it impossible to identify which units remain as inventory at any point in time.  Based on the volumes of products sold and average inventory quantities for the year ended June 30, 2008, the Company’s agricultural commodity inventories turned in approximately 39 days on average. Commodity inventories are available for immediate delivery to customers during the entire period during which they are held.

g.	Tell us how long your practice of valuing these inventories at fair value has been in place, describe your previous policy, and explain the reasons for changing to your current policy.

Response

The Company was incorporated in 1923 and has, since its incorporation, valued certain commodity inventories at market in its financial statements.  Since the mid-1970s, the Company has applied inventory valuation methodologies that are generally consistent with its current practices.

2.
We understand that you also apply fair value accounting to certain commodities that you blend to achieve certain desired quality characteristics, even in periods after the blending has occurred.  Tell us how such blending commodities, with different quality characteristics, can also be fungible and interchangeable.  Also, explain how such quality differences are reflected in the market prices used to adjust inventory at each period end, under your fair value accounting.

Response

Many of the commodities the Company purchases are traded in well-established futures and options markets.  Agricultural commodity futures contracts specify certain standard ranges of acceptable quality characteristics, for example, moisture content and percentage of foreign matter.  Specifically, a standard bushel of No. 2 Yellow Corn may have moisture levels up to 14.5% and contain foreign matter up to 3%.  Futures contracts allow for blending of commodities to achieve levels within the specified range. The Company may, and as a routine practice does, blend individual purchases of commodities with different quality characteristics in order to achieve average quality characteristics required by trade customers and futures market contract specifications.  The resulting blended inventory continues to be fungible, interchangeable, and readily marketable.  In addition, the Company’s scale of operations allows it to enter into thousands of individual purchases of commodity inventories, some of which may not meet the expected quality standards, but which can then be blended to achieve acceptable average quality characteristics for the aggregated inventory.  Where necessary, market values are adjusted to reflect quality differences.

3.
We understand that you enter into deferred pricing arrangements with agricultural commodity producers who have the right to delay the determination of the transaction price until after the commodity is delivered.  Please advise whether our understanding is correct.  If so, provide us with a summary of the salient terms of these arrangements, as well as address the following points.

Response

We confirm your understanding that the Company enters into deferred pricing contractual arrangements with commodity producers who have the right to delay the determination of the transaction price until after the commodity is delivered.   Many of the salient terms of such contracts are dictated by state and other applicable local laws. Salient terms of deferred price contracts typically include quantity, type and grade of commodity, date(s) and location of delivery, priced-by date, basis terms, service charges, and the date the contract was signed by each party.

a.	Indicate when and under what circumstances the dates of pricing are typically determined.

Response

Deferred pricing contracts grant the producer the right to determine the date of pricing.  The contract may specify a date by which the price is intended to be set, which can, for example, be up to one year from the delivery date or longer.

b.	Tell us when and how the final price is determined, and indicate whether there is any relationship to the date the purchased inventory is sold or used in further processing.

Response

The final purchase price is determined by the terms of the contracts entered into between the Company and the producer, based upon the market prices on the day the producer notifies the Company he wishes to price the contract. Neither the producer nor the Company would have knowledge of whether the Company had sold the commodity or used part or all of it in further processing. Due to the interchangeable nature of the inventory, the Company cannot determine whether a particular purchase has been sold, used in further processing, or continues to be held in inventory.

c.	Explain the rationale for allowing title to transfer before pricing occurs.

Response

Typically, grain purchase contracts are regulated by state or other applicable local law requiring title to pass to the buyer upon delivery of grain under a deferred pricing contract. As an example, Illinois Grain Code 240 ILCS 40/10-15 (d) states “Title to grain sold by price later contract shall transfer to a grain dealer at the time of delivery of the grain.”  The deferred pricing contract allows the producer to deliver a commodity to the Company and determine the price of the commodity at a later date chosen by the producer.  Because the commodity inventory is interchangeable, it is impractical for the Company to track and physically segregate inventory received under deferred pricing contracts; accordingly, passage of title allows the Company to process, blend or sell the inventory in the ordinary course of business.

d.	Tell us the portion of your annual purchases that are made under these types of arrangements.

Response

For agricultural commodities valued at market, deferred pricing contracts have over the last three years represented approximately 25% of the Company’s annual purchases. However, this percentage can vary significantly depending on seasonality, current and anticipated market price movements of agricultural commodities, and other economic factors.  The Company is unable to predict what portion of inventory will be purchased under deferred pricing arrangements for any period.

e.	Indicate the usual time frame between the dates you take title to the inventory and those when the final price is determined.

Response

As noted above, the date the final price is determined is controlled by the producers under the terms of an underlying legally binding contract. The length of time from delivery to final pricing can vary widely, from less than a month to up to a year or occasionally longer from delivery date.

f.	Explain how you determine when inventory purchased from a producer is sold or used.

Response

The Company cannot determine when a particular purchase of commodity has been sold or used because of the interchangeable nature of commodity inventories.

g.	Explain how you record accounts payable for inventory purchased, when title has passed, prior to the date of determining the final price.

Response

The Company records an estimated account payable at market value in the period it takes title to inventory purchased under deferred pricing arrangements, and revalues this liability at market value in subsequent periods until the final price is determined.

h.	Tell us how changes in accounts payable resulting from finalization of purchase prices are recorded.

Response

Changes in the deferred pricing related accounts payable accounts are recorded in Cost of Products Sold in the Company’s Consolidated Statements of Earnings.

In addition to the foregoing, for those contracts under which you take title to commodities before final pricing, please tell us whether you are provisionally pricing these quantities and accounting for the embedded derivative.

If you have opted to give no accounting recognition to the provisional element, please explain your rationale.

Response

There is no provisional pricing mechanism associated with the Company’s deferred pricing contracts.

Closing Comments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ S. R. Mills
S. R. Mills
Executive Vice President &
Chief Financial Officer